

September 10, 2010

Via Facsimile & U.S. Mail
David P. Hooper, Esq.
Barnes & Thornburg, LLP
11 S. Meridian Street
Indianapolis, Indiana 46204

> **Re:** **EDCI Holdings, Inc.**
> **Schedule 13E-3**
> **Filed on August 18, 2010**
> **File No. 005-39230**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on August 18, 2010**
> **File No. 001-34015**

Dear Mr. Hooper:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1.   Please include on the outside cover page of Schedule 13E-3 the legend required by Rule 13e-3(e)(1)(iii) of the Exchange Act.

Preliminary Proxy Statement on Schedule 14A

General

2.   Please clearly mark your preliminary proxy statement and form of proxy as "Preliminary Copies." See Rule 14a-6(e)(1).

Questions and Answers About the Split Transaction and the Special Meeting, page 6

3.   Please supplement the Question and Answer section and disclose the approximate length of time between the effective date of the split transaction and the date on which shareholders will receive their cash payments for fractional shares.

"Why is 1,400 shares the "cutoff...," page 6

4.   Please revise to disclose whether any other cutoff amount less than 1,400 was considered. Please note also our subsequent comment 12.

Solicitation of Proxies; Expenses of Solicitation, page 12

5.   We note that your directors and officers and employees of the company may solicit proxies telephone, electronically or other means of communication. Please revise to specify all methods of solicitation that will be used. Also, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

Proposal 1: The Split Transaction-Special Factors, page 13

6.   Please revise the heading and disclosure to clearly distinguish the special factors section from the section of the disclosure that sets forth the proposals. Also, consistent with Exchange Act Rule 13e-3(e)(1)(ii), ensure that the Special Factors section is prominently placed at the front of the disclosure document.

7.   We note that the Board reserves the right to abandon the transaction even if it is approved by the stockholders. Please expand this disclosure to discuss the circumstances in which the Board might consider not going through with the split, and discuss how the Board will provide notice to stockholders of such a decision.

Background of the Split Transaction, page 14

8.   Please revise to disclose the aggregate potential proceeds as of the most reasonable practicable date that are available for distribution to shareholders, including the reasons for any adjustments to the previous amounts disclosed in the Form 8-K filed on July 7, 2010.

9.   Provide further context to your disclosure and express as a percentage of potential proceeds available for distribution, the amount of costs associated with SEC reporting.

10.   Each presentation, discussion, or report held with or presented by the financial advisor, whether <u>oral or written</u>, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to <u>both</u> preliminary and final reports. We note for example, reference to the presentation provided by Coady Diemar involving its approach to valuation and its analysis in presentations made to the Special Committee on June 15 and July 8, 2010 (via conference call). Similarly, we note the presentation provided by Coady Diemar on July 19, 2010 to the Special Committee. Please revise to supplement the description of any and all presentations made by Coady Diemar during the Special Committee's evaluation of the transaction and please file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A.

11.   We refer to the considerations taken into account by the Special Committee and its financial advisor regarding the cash out price. Please explain further the statement that the cash out price will generally be greater than the cost to remaining shareholders. Disclose quantifiable and/or qualitative information to provide further context to the statement.

12.   You disclose that the Special Committee considered multiple ratios that could be used to reduce the number of the Company's stockholders to less than 300. Please revise to describe more fully the deliberative process, including why the Special Committee rejected any alternative ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders to less than 300.

13.   Disclose whether the Special Committee considered per share cash out prices other than those derived from analyses presented by its financial advisor (i.e., based on current and/or historical trading prices, book value, results of operations and projected future results.) See Item 1013(b) of Regulation M-A.

14.   Please supplement your disclosure regarding the cash out price to clarify whether an amount greater than $0.12 was considered to be applied to the mid-point range of cash out prices and if so, please disclose the range or additional amounts considered and the

reasons why $0.12 was ultimately chosen as the appropriate additional amount to add to the mid-point range.

Substantive Fairness, page 22

15.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). While we note reference to the valuations methodologies used or considered by the financial advisor commencing on page 29, no reference is made to whether the Special Committee adopted the analyses of the financial advisor or separately considered each of the items in Instruction 2 to Item 1014 of Regulation M-A. Please expand your disclosure to address whether consideration was given to the Items listed in Instruction 2 to Item 1014 of Regulation M-A and if not, so state. For example, revise to address:

- whether and if so, how, the Special Committee considered the average purchase price of the company's stock in stock repurchase transactions between September 24, 2008 and September 11, 2009; and,

- why $3.44 per share is substantively fair given that the historical stock prices have ranged from a low of $2.75 to a high of $6.35 during the last two fiscal quarters of 2010.

16.   We refer to disclosure provided by the financial advisor regarding its consideration of the May 17, 2010 appraisal of EDC USA's Kings Mountain Facility in Grover, NC performed by Fred H. Beck & Associates, LLC. We also note disclosure on page 25 that the Board did not receive a valuation of its assets by an independent appraiser. Please reconcile your disclosure to clarify how the financial advisor but not the Board, considered the May 17, 2010 appraisal. Please revise or advise. We may have further comment.

17.   You disclose throughout the disclosure that stockholders who do not want to be cashed out have the "opportunity to adjust their share ownership levels and thereby elect whether or not to remain a stockholder…".   Please revise throughout to acknowledge that stockholders who want to acquire greater than 1,400 shares may be unable to do so. If the inability of unaffiliated stockholders who want to acquire shares to avoid being cashed out was considered in the fairness determination, please revise to disclose this fact.

Selected Historical and Pro Forma Financial Data, page 43

18.   Please include all of the disclosure required by Item 1010(c) of Regulation M-A. For example, revise to disclose the ratio of earnings to fixed charges and book value per share for the periods specified in Item 1010(c).

Incorporation by Reference, page 51

19.   We note the language "[w]e also incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14, or 15 (d) of the Exchange Act between the date of this proxy statement and the date of the special meeting." Please note the updating and dissemination obligations in Exchange Act Rule 13e-3(d)(2), (e)(2) and (f)(1)(iii). In addition, note that Schedule 14A does not specifically permit general "forward incorporation" of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings if made. Please revise.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions